Cove Street Capital, LLC and Other Shareholders Resoundingly Rebuke Westell Technologies, Inc. Board of Directors and Strategic Direction

EL SEGUNDO, CA, September 22, 2016 - At the annual shareholders meeting of Westell Technologies, Inc. on September 13th, 2016, 72% of shareholders not-affiliated with the Penny family trust withheld support for both Robert C. Penny III and his nephew Robert Foskett.

“This is a clear repudiation of Business as usual at Westell,” states Jeffrey Bronchick, CFA, the lead Principal of Cove Street Capital, LLC, which on behalf of its advisory clients, is the largest non-insider shareholder of Westell, with 16% percent of the Class A shares. “We once again call upon the Penny family to take the obvious steps to preserve the value of the common shares, obvious being the immediate hiring of an investment banker to sell the company.”

Robert C. Penny III, who leads the Penny Trust that controls the voting B shares of Westell, and has been a member of the Board of Directors since 1998, continued to show his multi-decade disdain of shareholder interests by managing not to attend the annual meeting. “As if to add color to a caricature of poor governance, the company deemed it appropriate to release the results of the vote in a classic Friday afternoon press release,” added Bronchick.

Eugene Robin, CFA, a partner in Cove Street Capital, LLC, attended the annual meeting and gave the following speech to the Board members who deemed it relevant and part of their fiduciary responsibilities as a Board member of a public company to attend their annual meeting.

Ladies and gentlemen, my name is Eugene Robin and I’m a Principal at Cove Street Capital. We’re the largest shareholders of this company not named Penny. While Buzz and his family have been here from day one I doubt anyone else on this Board or in this room truly knows the full history of this company since Buzz joined the Board. Westell’s history of value destruction goes all the way back to December of 1999, when they spent approximately $200M to acquire Teltrend a move that was supposed to refresh Westell, which was at the time a floundering company that was dedicated to losing money in the loop access business. It may or may not be a coincidence that Buzz joined the Board officially only a year before, but whatever the case, the Board, with Buzz representing the family’s interests, voted to acquire the company in order to restructure the business mix into a higher growth area, namely HDSL modems. A new CEO, Marc Zionts, was also installed in order to provide new growth leadership. At the time of the Teltrend deal, shares were at $12.

This was the first instance of a “turnaround” or “new CEO story” at Westell with Marc Zionts lasting two years and getting bounced in 2001 after buying Teltrend and then promising a “new Westell” driven by new products – after two years that narrative no longer held up as the Westell continued to bleed operating cash and looked to be entering an industry downturn with incredibly high operating cost levels.

“Turnaround” story number two comes by way of Van Cullens, who came in to clean up the mess Zionts created; he immediately started laying off people and ran the company profitably for the next five years thanks primarily to growth in DSL modems across the country – as far as we can tell, that was the last “successful” CEO that Westell had, although that “success” didn’t translate into a stock price that moved very much from the time Cullens took over to the day he retired. By the time Cullens stepped away, Westell was once again facing a core market that was in secular decline (DSL) and was staring at a bleak future. That secular decline is reminiscent of the current state of Cellular Specialties.

After Van Cullens came Thomas Mader, who arrived in January 2007 to a company in a spiral downward competing against Chinese manufacturers in a shrinking market and losing money hand over fist doing so. Mader attempted to enact the third iteration of a “turnaround” but within a year realized what few in this room seem to understand: the business isn’t capable of being saved from the forces affecting it. In addition to the obvious issues with an absentee family controlling the company’s strategic direction, Mader left unexpectedly nearly a year after joining. We congratulate Mader as being smarter than the rest of us.

In between Mader and Rick Gilbert was a former Board member named Bernard Sergesketter, who stepped in to be a caretaker for the company while the company shed personnel and shrunk its footprint. The Board ushered in Rick Gilbert in 2009 to enact the fourth iteration of a “turnaround” at Westell. Gilbert came in, realized what a mess the company was, sold CNS, and then reinvested the proceeds into Kentrox and Cellular Specialties – both have been disasters that are materially lower than when Westell bought it. Since the day Gilbert sold CNS, this company has bled about $1.80/share in cash.

So why are we doing this? Why am I here? I’m here because the definition of insanity is doing the same thing over and over again and expecting a different result. This is nothing against Tom Gruenwald and his team, this is just us worrying for the well-being of shareholders who have seen their assets shrink with every iteration of a Westell “turnaround.” Why would the fifth iteration be any different? Haven’t 20 years of mediocrity been enough to prove that this company is nothing more than a subscale failure that has no business being neither public nor a standalone company? We are worried that there may not be a sixth “turnaround” to fall back upon if the Board continues to try to get from under this rock on their own. Again, this has nothing to do with management capability. Management’s plan is sound on its face but leaves out an important fact: the industry Westell sells into is merciless, consolidated on a customer level and structurally disadvantages subscale firms selling into it. There is no place for Westell at the table.

We’ve wanted to engage the Board because this just feels like Groundhog Day to us. Same strategy, a different management team and Board and almost surely the same end result. At this point we feel it’s necessary for us to stand up and say something and hope to intervene before all value is destroyed.

To paraphrase Edmund Burke, all that it takes for assets to be squandered and shareholder value wasted is for good men to do nothing. We call upon the board to immediately hire an investment banker and sell the company. No more consultants, new management teams, turnaround hype or other useless alternatives that end up burning ever more cash. Selling this set of assets is the only way to recoup some value for shareholders and resolve a multi-decade mess.

Important Information:

Cove Street Capital, LLC, a Delaware Limited Liability Company, is a California based, SEC registered investment advisor that commenced operations in 2011. For questions please contact Questions@covestreetcapital.com